                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)(1)
                                (AMENDMENT NO. 1)

                              CheckFree Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    45244X207
                                  ------------
                                 (CUSIP Number)

                                Michael T. Whealy
                             First Data Corporation
                                   Suite 1400
                            5660 New Northside Drive
                           Atlanta, Georgia 30328-5800
                                 (770) 857-0001
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

-------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 45244X207                     13D                   PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               First Data Corporation
               IRS No. 47-0731996
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
               OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER
   SHARES                6,567,250
BENEFICIALLY
  OWNED BY
    EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    8    SHARED VOTING POWER
                              0
--------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                              6,567,250
--------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,567,250
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.6%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------
First Data Corporation hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on September 11, 2000.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share, of CheckFree Corporation, a Delaware corporation formerly known as CheckFree Holdings Corporation ("CheckFree"). The principal executive office of CheckFree is located at 4411 East Jones Bridge, Norcross, Georgia 30092.

ITEM 2. IDENTITY AND BACKGROUND.

     The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

     (a)-(c) This Statement is being filed by First Data Corporation, a Delaware corporation ("First Data"). First Data is a global leader in electronic commerce and payment services, providing credit, debit and stored-value card issuing and merchant transaction processing services, Internet commerce solutions, money transfers and money orders, and check processing and verification services throughout the United States, United Kingdom, Australia, Mexico, Spain and Germany. The principal business and office address of First Data is 5660 New Northside Drive, Suite 1400, Atlanta, Georgia 30328-5800.

     The following individuals are the executive officers and directors of First Data (with asterisks indicating the directors):

     Name                Present Principal Occupation or Employment             Name and Business Address
     ----                ------------------------------------------             -------------------------
Henry C. Duques*         Chairman of the Board and Chief Executive              First Data Corporation
                         Officer of First Data                                  401 North Cattleman Road
                                                                                Suite 106
                                                                                Sarasota, FL 34232

Charles T. Fote*         President and Chief Operating Officer of First Data    First Data Corporation
                                                                                6200 South Quebec Street
                                                                                Englewood, CO 80111

Kimberly S. Patmore      Executive Vice President and Chief Financial           First Data Corporation
                         Officer of First Data                                  6200 South Quebec Street
                                                                                Englewood, CO 80111

Michael T. Whealy        Executive Vice President, Chief Administrative         First Data Corporation
                         Officer, General Counsel and Secretary of First Data   5660 New Northside Drive
                                                                                Suite 1400
                                                                                Atlanta, GA 30328

Eula L. Adams            Senior Executive Vice President of First Data          First Data Corporation
                                                                                6200 South Quebec Street
                                                                                Englewood, CO 80111

David P. Bailis          Executive Vice President of First Data                 First Data Corporation
                                                                                10825 Farnam Drive
                                                                                Omaha, NE 68154

Courtney F. Jones*       Retired                                                500 East 77th Street
                                                                                Apt. 2224
                                                                                New York, NY 10162

Robert J. Levenson*      Managing General Partner of Lenox Capital Group        Lenox Capital Group
                                                                                One Mack Centre Drive
                                                                                Paramus, NJ 07652

Pamela H. Patsley        Senior Executive Vice President of First Data          First Data Corporation
                                                                                3811 Turtle Creek Blvd.
                                                                                Suite 750
                                                                                Dallas, TX 75219

James D. Robinson, III*  Chairman of the Board and Chief Executive Officer      RRE Ventures
                         of RRE Ventures (private venture investment firm)      126 E. 56th Street
                                                                                26th Floor
                                                                                New York, NY 10022

Charles T. Russell*      Retired                                                812 Lamont Avenue
                                                                                Novato, CA 94945

Bernard L. Schwartz*     Chairman of the Board and Chief Executive Officer      Loral Space & Communications, Ltd.
                         of Loral Space & Communications, Ltd. (diversified     600 Third Avenue
                         electronic systems)                                    36th Floor
                                                                                New York, NY 10016

Alan M. Silberstein      Executive Vice President of First Data                 First Data Corporation
                                                                                100 Summit Avenue
                                                                                Montvale, NJ 07645

Joan E. Spero*           President of Doris Duke Charitable Foundation          Doris Duke Charitable Foundation
                                                                                650 Fifth Avenue
                                                                                19th Floor
                                                                                New York, NY 10019

Garen K. Staglin*        President and CEO of eONE Global, LLC (e-commerce      P.O. Box 680
                         subsidiary of First Data)                              Rutherford, CA 94573

Arthur F. Weinbach*      Chairman of the Board and Chief Executive Officer of   Automatic Data Processing, Inc.
                         Automatic Data Processing, Inc. (provider of           One ADP Boulevard
                         transaction processing)                                Roseland, NJ 07068


     (d) During the last five years, none of the foregoing persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the foregoing persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     See Item 4.

ITEM 4. PURPOSE OF TRANSACTIONS.

     As of July 7, 2000, First Data entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") with Microsoft Corporation, a Washington corporation ("Microsoft"); Citibank, N.A., a Delaware corporation ("Citibank"); H&B Finance, Inc., a Washington corporation and a wholly-owned subsidiary of Microsoft; FDC International Partner, Inc., a Delaware corporation and a wholly-owned subsidiary of FDR Subsidiary Corp., which is a Delaware corporation and a wholly-owned subsidiary of First Data Resources, Inc., which is a Delaware corporation and a wholly-owned subsidiary of First Data ("FDC International"); MSFDC International, Inc., a Delaware corporation; Citi TransPoint Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Citicorp Electronic Commerce, Inc., which is a Delaware corporation and a wholly-owned subsidiary of Citibank; CheckFree; TransPoint Acquisition Corporation, a Washington corporation and a wholly-owned direct subsidiary of CheckFree; Tank Acquisition Corporation, a Delaware corporation and a wholly-owned direct subsidiary of CheckFree ("Merger Sub B"); Chopper Merger Corporation, a Delaware corporation and a wholly-owned direct subsidiary of CheckFree; CheckFree Corporation, a Delaware corporation and a wholly-owned subsidiary of CheckFree; Microsoft II, LLC, a Delaware limited liability company all of the equity interests in which are owned by Microsoft; and First Data, L.L.C., a Delaware limited liability company all of the equity interests in which are owned by First Data. The Merger Agreement provided for, among other mergers, the merger (the "Merger") of Merger Sub B with and into FDC International, with FDC International surviving as a wholly-owned direct subsidiary of CheckFree. The Merger occurred on September 1, 2000, the closing date of the Merger Agreement. As a result of the Merger, the outstanding shares of common stock of FDC International were converted into and became 5,567,250 shares of CheckFree common stock. In addition, as described below, pursuant to the terms of the Merger Agreement, First Data received 1,000,000 shares of CheckFree common stock in connection with the execution of the Marketing Agreement.

     The purpose of the acquisition by First Data and its affiliates of CheckFree common stock is investment. Depending on its evaluation of CheckFree's business, prospects, financial condition, the market for CheckFree's securities, other opportunities available to First Data, general economic conditions, general market conditions, other future developments and the contractual restrictions described herein, First Data may decide to sell some or all of its investment in CheckFree capital stock through public market sales or in negotiated transactions, to or through one or more broker-dealers, or in underwritten offerings, block trades, agency placements, brokerage transactions or otherwise. Depending on the same factors, First Data may in the future purchase additional capital stock of CheckFree or enter into hedging or similar transactions as described in Item 6.

     Pursuant to the Merger Agreement, at the closing of the Merger, First Data entered into a Stockholder Agreement, dated as of September 1, 2000, with CheckFree. The Stockholder Agreement provides that First Data will be entitled to appoint one individual designated by it to the board of directors of CheckFree, provided that such designee is approved by a majority of the board of directors of CheckFree. For so long as First Data is entitled to designate a director, CheckFree will be obligated to include that designee as part of the management slate in its proxy statement relating to the election of directors and to use commercially reasonable efforts to support such designee consistent with its current and historical support of other persons standing for election as part of the management slate. As long as First Data can designate a nominee for election as a director, First Data has agreed to vote all of its voting stock in each stockholder vote for the election of directors in the following manner: (a) if there is no bona fide proxy contest for the election of directors, in favor of the management slate; or (b) if there is a bona fide proxy contest for the election of directors, either (1) in favor of the management slate or (2) in the same proportion as all votes cast by disinterested stockholders. The director designation right of First Data will terminate upon the earlier of (a) the first date on which First Data and its controlled affiliates own less than 75% of the shares acquired at the closing of the Merger Agreement and (b) the occurrence of a change of control of CheckFree in which First Data and its controlled affiliates no longer own at least 5% of the voting shares of the surviving company. For purposes of the Stockholder Agreement, a "change of control" includes any of the following: (a) any merger, consolidation or other business combination transaction in which the stockholders of CheckFree immediately prior to the transaction no longer own at least 50% of the total voting stock of the surviving entity or its parent after the transaction; (b) an acquisition by any person, other than First Data and its controlled affiliates, of at least 30% of the total voting stock of CheckFree;
(c) a sale of the assets of CheckFree to any person, other than First Data and its controlled affiliates, for a total price in excess of 30% of the market value of the outstanding common stock of CheckFree at that time; or (d) the liquidation or dissolution of CheckFree.

     The Stockholder Agreement provides that during the "standstill period," neither First Data nor any of its controlled affiliates will be able to do, announce an intention to do or facilitate or encourage another person to do, any of the following: (a) offer or seek to acquire ownership of any of the assets or businesses of CheckFree for a total price in excess of 30% of the market value of the outstanding common stock of CheckFree;
(b) acquire beneficial ownership of any of the voting stock of CheckFree or of any of its subsidiaries, or any options or other rights to acquire the voting stock, except for acquisitions to maintain their percentage ownership of CheckFree common stock; (c) make or participate in any solicitation of proxies with respect to the voting of any of the securities of CheckFree or any of its subsidiaries; (d) deposit any securities of CheckFree or of its subsidiaries in a voting trust or arrangement with any person; (e) become a member of a "group," as defined in Section 13(d) of the Securities Exchange Act of 1934 with respect to any voting securities of CheckFree or any of its subsidiaries; (f) arrange any financing for the purchase of any of the voting securities of CheckFree or its subsidiaries, or securities convertible into similar securities; (g) propose or participate in any proposal of a tender offer, exchange offer, merger, business combination, restructuring, liquidation, recapitalization or similar transaction involving CheckFree or any of its subsidiaries; (h) nominate any person as a director who is not nominated by the incumbent directors, or propose any matter to be voted upon by the stockholders of CheckFree, except that they may nominate directors in accordance with the governance provisions described above; or (i) solicit, initiate, encourage or knowingly or intentionally facilitate any of its affiliates to undertake any of the immediately foregoing acts. The "standstill period" is defined in the Stockholder Agreement as the period beginning September 1, 2000, the closing date of the Merger Agreement, and ending upon the earliest to occur of (a) the third anniversary of the closing of the Merger Agreement, (b) the date of the execution of an agreement that will result in a change of control, as defined above, in CheckFree or the actual occurrence of a change of control, (c) the commencement of a bona fide third-party public offer to acquire at least 25% of the voting stock of CheckFree, or (d) a reduction in the beneficial ownership of the voting stock of CheckFree by First Data to less than 5% of the total voting stock of CheckFree.

     If the standstill period terminates due to a change of control of CheckFree or the execution of an agreement that would result in a change of control of CheckFree, and the change of control transaction is later terminated and First Data has not acquired control of CheckFree before the termination, then the standstill will be reinstated. Also, if the standstill period terminates due to a third-party public offer for CheckFree common stock, the public offer is withdrawn or terminated prior to its consummation and no tender offer of First Data for CheckFree common stock is pending, then the standstill period will be reinstated. If, at any time during the standstill period, any third party has made any proposal or offer relating to a takeover transaction or other change of control of CheckFree that has not been rejected by its board of directors, the board of directors of CheckFree has determined to pursue, and is pursuing, a takeover transaction or other change of control of CheckFree, or the board of directors or officers of CheckFree have engaged in any discussions or negotiations with, or provided any information to, any third person with respect to a potential takeover transaction or change of control of CheckFree and have not resolved to terminate the discussions, negotiations or provision of information, then, for so long as any one of these conditions applies, First Data or its controlled affiliates will be able to make an offer or proposal directed privately to CheckFree relating to a takeover transaction or other change of control. If, during the standstill period, CheckFree discloses non-public information to another party, then First Data will have the option to be subject to the terms of any less restrictive standstill provision that is negotiated by CheckFree with the party for the same duration as the less restrictive standstill applies to this third party. In addition, if, during the standstill period, CheckFree provides non-public information to another party without a signed confidentiality agreement with the third party, then the standstill restrictions will no longer apply to First Data or its controlled affiliates.

     First Data will not be able to transfer any shares of CheckFree common stock that it beneficially owns during the period ending on the one-year anniversary of the closing of the Merger Agreement, except for transfers: (a) to any controlled affiliate who agrees to be bound by the Stockholder Agreement;
(b) which have been consented to in writing by CheckFree; (c) pursuant to a third-party tender offer that is recommended by the board of directors of CheckFree or a merger transaction in which CheckFree is a party; or (d) pursuant to certain bona fide hedging transactions with, or arranged by, a nationally recognized investment banking firm.

     Unless First Data beneficially owns less than 5% of the outstanding CheckFree common stock, during the period beginning on the one-year anniversary of the closing of the Merger Agreement and ending on the three-year anniversary thereof, First Data will not be able to transfer any shares of CheckFree common stock that it beneficially owns, except for the following: (a) the transfer exceptions listed in the preceding paragraph; (b) in a bona fide public distribution or underwritten public offering, including pursuant to the registration rights granted to First Data pursuant to the Registration Rights Agreement described below; or (c) of shares in amounts that could be sold under the volume limitations of Rule 144 during any applicable Rule 144 period, assuming during any period that all shares underlying hedging transactions are considered to be transfers subject to the Rule 144 limitations. With respect to clauses (b) and (c), however, except as permitted by the following sentence, these transfers may not be made if they would result, to the knowledge of First Data, in the transferee holding more than 5% of the outstanding shares of CheckFree common stock. First Data may transfer only a 5% block of CheckFree common stock or knowingly transfer shares to a third party so that after the transfer that third party would own more than 5% of CheckFree common stock, if the transfer is to a person that is qualified to file a Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934. Prior to these transfers, however, First Data must offer to sell those shares to CheckFree at least two days prior to making the transfer. For this two-day period, CheckFree will have the option to purchase all of the shares at the same price and upon the same terms as the proposed transfer. If CheckFree does not exercise its right of first offer, First Data will be able to sell the 5% block for a set period at no less than 95% of the price offered to CheckFree.

     For so long as First Data beneficially owns at least 5% of the outstanding CheckFree common stock, CheckFree will not amend its Stockholder Rights Agreement in a manner adverse to First Data, and if CheckFree waives application of the Stockholder Rights Agreement to any other person, it will also waive application of the rights agreement to First Data. This agreement regarding the Stockholder Rights Agreement, however, will not apply to an amendment or waiver pursuant to the consummation of a transaction approved by the board of directors of CheckFree.

     Pursuant to the Merger Agreement, at the closing of the Merger Agreement, First Data executed a Registration Rights Agreement with CheckFree providing that as promptly as practicable after the closing of the Merger Agreement, CheckFree will file a registration statement allowing the offering for sale on a continuous basis of the shares of CheckFree common stock received by First Data in the closing of the Merger Agreement. CheckFree has agreed to use commercially reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission by the 30th day after the effective time of the Merger and to keep the shelf registration statement effective until First Data has either sold all of the shares it received at the closing or is able to sell all of such shares under Rule 144. CheckFree will be able to suspend the effectiveness of the shelf registration statement if the negotiation or consummation of a transaction by CheckFree is pending or an event has occurred, and in each case CheckFree has a bona fide business purpose for keeping this negotiation, consummation or event confidential, and the nondisclosure would cause the registration statement to fail to comply with applicable disclosure requirements, or if an underwritten public offering of CheckFree common stock pursuant to the shelf registration statement would adversely affect a pending or proposed offering of CheckFree common stock by CheckFree. The Registration Rights Agreement also provides First Data with certain demand and "piggy back" rights with respect to underwritten offerings.

     Pursuant to the Merger Agreement, on the closing date, First Data and CheckFree executed a Marketing Agreement, as part consideration for which First Data received an additional 1,000,000 shares of CheckFree common stock. The Marketing Agreement provides that CheckFree will use First Data's payment processing services and services if, in each case in CheckFree's reasonable business judgment, substantially similar services are not then obtainable from a third party at an overall economic cost that is less than the overall economic cost of First Data's services. If CheckFree is able to find substantially similar payment processing services at a lower overall economic cost from a third party, First Data will have the chance to meet these terms for provision of the services. When using its reasonable business judgment regarding the use of First Data's payment processing services or products, CheckFree will be able to take into consideration the following: (a) the fact that First Data or its affiliates offer a directly competing product or service offered by CheckFree or its affiliates; and (b) the use of First Data's or its affiliates' product or service by CheckFree or its affiliates would either (1) allow First Data or its affiliates to achieve substantial competitive benefits due to increased volume or (2) provide First Data or its affiliates with CheckFree's and its affiliates' proprietary technology and that provides First Data or its affiliates with a substantial competitive advantage.

     If (1) the fees received by CheckFree from First Data and various billers for which First Data has played a role in obtaining for CheckFree and (2) the expense savings received by CheckFree from using First Data's services do not exceed the annual minimum for the first year of the agreement, or the monthly minimums for the subsequent periods, each so indicated below, then First Data will pay the difference to CheckFree after the first year or each monthly period, as applicable. The minimums for the five-year term of the agreement are the following:

          Year 1..................................... $6,000,000 in the aggregate
          Year 2..................................... $750,000 per month
          Year 3..................................... $1,000,000 per month
          Year 4..................................... $1,250,000 per month
          Year 5..................................... $1,500,000 per month

     If First Data chooses to offer pay anyone services, First Data will agree to use CheckFree's "pay anyone" services if in First Data's reasonable business judgment substantially similar services could not be obtained at an equal or lesser overall economic cost from a third party.

     Subject to numerous exceptions that allow First Data to continue to conduct various types of payment processing activities that it currently conducts and expects to conduct in some form during the term of the Marketing Agreement, First Data has agreed that it will not offer or provide an integrated interactive bill payment system for the delivery or payment of more than a specified ratio of household bills to an aggregation service company by means of any interactive service anywhere in the world. To the extent that First Data engages in an activity that would violate the general non-compete agreement indicated above, First Data may pursue these activities if: (a) First Data and its affiliates limit the gross revenues received by First Data and its affiliates from these activities to $50,000,000 per year, with some exceptions;
(b) except in some circumstances, 25% of all gross revenues derived solely from these activities will be paid to CheckFree, with these payments being counted against the minimum revenue guarantees owed by First Data to CheckFree; and (c) CheckFree is notified as soon as is practicable after First Data signs an agreement to engage in these activities. The non-compete provision also contains customary exceptions for providing an integrated interactive bill payment system and for investments in persons that engage in activities that would otherwise violate the non-compete provision. In addition, in no event will First Data be required to pay damages in excess of $100 million for breaches of the non-competition provisions in the Marketing Agreement.

     The Marketing Agreement has a term of five years, but may be terminated earlier by First Data in the event of a change of control of CheckFree involving specified competitors to First Data. A "change of control" is generally defined to have occurred if any First Data competitor acquires more than 30% of CheckFree's voting stock or CheckFree's stockholders own less than 70% of CheckFree's voting stock after a transaction involving any specified First Data competitor.

     The foregoing descriptions of the above referenced agreements are subject to, and qualified in their entirety by reference to, the text of such agreements, which are incorporated by reference as exhibits hereto.

     Except as otherwise described in this Item 4, First Data does not have any plan or proposal relating to, or which would result in, any event described in
(a)-(j) of the instructions to this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As a result of the consummation of the transactions contemplated by the Merger Agreement, First Data received from CheckFree 6,567,250 shares of CheckFree common stock, representing 7.6% of the outstanding shares of CheckFree common stock (such percentage being calculated based on information in the Quarterly Report on Form 10-Q filed by CheckFree for the quarterly period ended December 31, 2000, that on February 9, 2001 there were 86,626,706 shares of CheckFree common stock outstanding). Except as set forth in this Item 5(a), neither

First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above beneficially owns any shares of CheckFree common stock.

     (b) First Data has the sole voting power and sole dispositive power over the 6,567,250 shares of CheckFree common stock delivered to it as a result of the consummation of the transactions contemplated by the Merger Agreement. The information contained in Items 2 and 5(a) is incorporated herein by reference.

     (c) In March 2001, First Data Corporation entered into the hedging transactions described in Item 6. Except as set forth in this Item 5(c), neither First Data, nor, to the knowledge of First Data, any executive officer or director of First Data identified in Item 2 above has effected transactions in CheckFree common stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference.

     First Data has recently entered into the following hedging transactions.

     On March 21, 2001, in privately negotiated transactions with Bear Stearns International Limited ("BSIL"), First Data purchased put options and sold call options covering an aggregate of 1,000,000 shares of CheckFree common stock. The strike price of the put options was $37.6088 per share and the strike price of the call options was $49.6436 per share. The options expire in three equal installments on February 23, 2004, March 22, 2004 and April 21, 2004, and may only be exercised on the date of expiration. The put and call options, if exercised, will be settled in cash, unless First Data elects to physically settle with shares of CheckFree common stock. First Data has pledged 1,000,000 shares of CheckFree common stock to secure its obligations to BSIL under such options.

     On March 29, 2001, in privately negotiated transactions with BSIL, First Data purchased put options and sold call options covering an aggregate of 1,000,000 shares of CheckFree common stock. The strike price of the put options was $32.8703 per share and the strike price of the call options was $47.8263 per share. The options expire in three equal installments on February 28, 2005, March 29, 2005 and April 29, 2005, and may only be exercised on the date of expiration. The put and call options, if exercised, will be settled in cash, unless First Data elects to physically settle with shares of CheckFree common stock. First Data has pledged 1,000,000 shares of CheckFree common stock to secure its obligations to BSIL under such options.

     First Data entered into the call and put options to reduce the investment risk associated with the CheckFree common stock. Subject to the contractual restrictions described above, First Data may from time to time enter into hedging transactions, including short sales and buying puts and selling calls, for its own account or with broker-dealers and the broker-dealers may engage in short sales of CheckFree common stock in the course of hedging the positions they assume with First Data. In connection with such transactions, First Data may also loan or pledge shares of CheckFree common stock to a broker-dealer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number      Description
--------------      -----------
     1              Amended and Restated Agreement and Plan of Merger, dated as of July 7, 2000, among Microsoft, First Data, Citibank, H&B
                    Finance, Inc., FDC International Partner, Inc., MSFDC
                    International, Inc., Citi TransPoint Holdings Inc.,
                    CheckFree, TransPoint Acquisition Corporation, Tank
                    Acquisition Corporation, Chopper Merger Corporation,
                    CheckFree Corporation, Microsoft II, LLC and First Data,
                    L.L.C. (1)

     2. Stockholder Agreement, dated as of September 1, 2000, between CheckFree and First Data (2)

     3.             Registration Rights Agreement, dated as of September 1,
                    2000, between CheckFree and First Data (2)

     4.             Marketing Agreement, dated as of September 1, 2000, between
                    CheckFree and First Data (3)

(1) Incorporated herein by reference to CheckFree's Prospectus pursuant to Rule 424(b)(3), filed with the Securities and Exchange Commission on August 2, 2000.

(2) Incorporated herein by reference to CheckFree's Registration Statement on form S-4 (File No. 333-41098), filed with the Securities and Exchange Commission on July 10, 2000.

(3) Incorporated herein by reference to Amendment Number 1 to CheckFree's Registration Statement on form S-4 (File No. 333-32644), filed with the Commission on April 18, 2000.

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

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: March 30, 2001

     FIRST DATA CORPORATION


     By: /s/ Michael T. Whealy
        -----------------------------------------
        Name:  Michael T. Whealy
        Title: Executive Vice President, Chief Administrative
               Officer, General Counsel and Secretary




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